Exhibit 99.8

INFOSYS TECHNOLOGIES
CNBC - BOARD ROOM
APRIL 13, 2004

Udayan: Welcome back, you are watching Trading Day on Bazaar and this is the time for the big day on the technology calendars; last time around it was not too fortunate, did not turn out very well for technology, this time around it has turned out pretty well for technology. As you see on your screen the Infosys stock is up about Rs. 250, it has cooled off a bit, but still going strong enough, because the company has come out with a 3 for 1 bonus, Rs. 100 special dividend on the day of its billion dollar anniversary and of course it has given a guidance of 30-31% top line in dollar terms and in the earnings per share growth of roughly 20%, Rs. 224 per share. Usually in Board Room we have with us management team, but today Mr. Narayana Murthy has also joined us, because I suppose to share the billion-dollar mark with us. Mr. Narayana Murthy, we are very happy you are with us today.

Narayana Murthy: Thank you.

Udayan: Of course we have got the top team Nandan Nilekani and S. Gopalakrishnan with us. And we have the people who created the history of Infosys with us      , Mohandas Pai, Basab Pradhan, S. P. Shibulal also joining him, and I believe we have got some of the team members of Infosys Consulting , which we heard just a couple of days also will join us later in the show      . So the full top team here for the next 15 minutes/next one hour, but we start off with Mr. Narayana Murthy.

Mr. Murthy, what is the signal you are trying to send out, 3 for 1 bonus, which a lot of people did not expect, a Rs. 100 dividend, what you are telling the shareholders?

Narayana Murthy: Well you know this is historic landmark. We have reached the billion dollars. We have done pretty well, and we have not had any bonus or stock split over the last five, and this is a great year for the whole country, so we said we too will join in that celebration and make sure that our investors are happy, our employees are happy.

Udayan: But the market always reads much into what this kind of signals sends out, 3 for 1 bonus, they say the company is very confident about the road map going forward, It proves      that the company can deliver a certain amount of growth. In terms of your future growth path with the kind of growth      given today, are you sending any kind of signals to the shareholders?

Narayana Murthy: What we are saying is that we have given our growth projections as you know 30-31% top line, US GAAP and 24% as per Indian GAAP etc., and we are also reasonably confident about bottom line as you see      , just overall saying that look, we believe that there is a future      for this industry and we are part of this industry and that’s it.

Udayan: Nandan, what is this guidance based on? Last time around when in April      2003, you said, we will grow our bottom line by 13%-14%, you top line numbers 22-23%. This time the guidance is more optimistic than what we had last year and the rupee rising against the dollar      . What is giving you the sense of belief? Is the volume growth really shaping up better than you were expecting at this point last year?

Nandan Nilekani: Well I think the volume growth is there, prices have stabilized. There are a couple of things on the horizon like the outsourcing backlash, but at the business level it is still not impacting the flow of deals. So we looked at all that and we said that, yes, we can do a 30-31% growth in dollar terms and 24% growth in rupee terms. Also remember that we are talking about earnings growth in dollar terms of 27% and earning growth in rupee terms of 20%. So the 7% difference in US and India is really the rupee appreciation, and the fact of the matter is that the earnings growth being lower than top line growth is simply because of the investment that Infosys is making in the future. You know, we are investing in our consulting unit, investing in China, then investing in developing the next generation of our banking products. So that is really where the difference in 31 and 27 is. So in terms of the business itself, prices are stable and we expect that we will be able to maintain the margins.

Udayan: Okay, let me ask you about the cash dividend that has been announced Mr. Murthy      . Is there a shift in the policy of the company? Are you saying that as you have seen at Infosys Consulting, you would rather prefer to build than buy      in certain areas. Are you saying that we are sitting on so much cash, we will probably not find use for it, we are now willing to get off some of the cash to shareholders      ?

Narayana Murthy: No, it is really, you know, our dividend policy has always been to distribute up to 20% of the net profit, that has not changed, as far as the interim and the final dividend is concerned. However, having been the company that has reached the billion-dollar mark fastest in the entire software industry, you know, we felt that we need to celebrate this occasion by rewarding our investors with a one-time special dividend. So it is really this one time special dividend has nothing to do with our dividend policy.

Udayan: I will talk about this with      my colleague in Bangalore      , just one question Mr. Murthy, on the environment, how do you see this, there are some of the external concerns now, the rupee is rising against dollar faster than most of the other currencies      , we have got the backlash story, which is also there, now the elections happening in the US; how do you feel the environment for the next year, is it more uncertain and given that environment how is the confidence?

Narayana Murthy: See the beauty      of Infosys is that it has got a set of extraordinary individuals. Sales & marketing, delivery, human resources, finances, etc., all these people understand that our G&A what we call PSPD      predictability of revenues, sustainability of services, then profitability and de-risking. So we understand the market will continue to be uncertain. In spite of all of that they work hard and they deliver, and is in some sense it is a vote of confidence in these extraordinary people, our guidance is a vote of confidence in them.

Male participant: Nandan let me just start off with you. You mentioned about the investment in subsidiaries, if you could give us an indication of what can we expect to see you earning from China, Australia, Progeon, and Infosys Consulting in the coming year?

Nandan Nilekani: Well We are not really breaking it out by each of these subsidiaries, but what I can say is that across China, across the Infosys Consulting and allows the banking investment is around $10-11 million is what we are looking at, which is why the earnings will come down by 4%.

Male Participant: Okay, Mr. Murthy let me just get you into this, you have also announced a wage hike of 15-17% across the board from April leaving entry level employees, expecting the rupee to appreciate again, you know it has appreciates 5-6%, and all your global competitors are right at your door now. Has this structural set up of the industry changed; essentially what I am asking is will technology continue but companies like Infosys now are really in the same ball game as EDS?

Narayana Murthy: Well, I think what has happened is there is a fundamental shift in the industry, in the structure of the industry. In some sense the legitimacy of the Indian players have now been established, the whole issue of global development model, global software development model has been accepted, and most importantly I think the Indian companies have moved to become the leaders, and the other guys in some sense are the followers       because now they are coming here, they are establishing development centers etc. So I would say that this is a change in the paradigm shift.

Male Participant: let me just have this question in for you, we had the two statements coming out from Infocians, you expect a reasonable appreciation of the rupee. If you could give us the number what that reasonable appreciation would be for you, and you have also said outsourcing deals are on hold, could you give us a quantum of what amounts are we talking about that is on hold and how would that impact you?

Kris: Okay on the rupee appreciation itself, you know, we have said that the difference between the growth rate as well as versus margin is because of the investments. We have factored in rupee appreciation but you know through hedging, through benefits of scale in the SG&A, we are saying that we are able to maintain the margin, that is what we have been able to do in the last three quarters, even in spite of you know the rupee appreciating the last 15 days of this quarter, you know we have been able to sustain the margins. It is the confidence that some of this can be absorbed.

On the outsourcing deals what we said was the traditional business, you know the business we have been involved in, the relationship business is okay, it is some of the large deals, primarily the business process outsourcing deals, you know it could vary from 10 million, 30 million, may be on hold, or may be delayed, but that is not impacting our growth significantly at this point.

Udayan: Mr. Murthy how do you see MNC competition shaping up We’ve had a couple of instances      in the last 1 week First IBM acquiring Daksh       100% shareholding. Can you see something that is actually getting aggressive even in the software services by picking up companies & setting up base here      , not getting in small       what they were doing earlier, what does it do to you in terms of competitive pressures and cost pressures. I mean does your cost model go out of the window      ?

Narayana Murthy: No, not really. What it makes us to do is focus much more on customer, focus much more on our productivity, focus much more on value based selling, focus much more on our employees, and that is really the issue, it is not so much on cost cutting.

Udayan: Well congratulations Mr. Murthy and thanks very much for joining us today. Good luck.

Well of course the rest of the team continues after this break. Mr. Murthy will step out, we have got Mr. Mohandas Pai, Basap Pradhan all joining in after this break. It has just abut begun, at the      Infosys Board Room and this is the big one because this is the one where we talk about the annual guidance. We will be back after the break Keep watching      .

Welcome back. You are watching the Infosys Board Room live from Bangalore. The markets are little soft but Infosys is still up but Rs. 230 odd,       . Narayan Murthy has stepped out, we have got Mohandas Pai the Chief Financial Officer and Basab Pradhan who is head of global sales with Mohandas. Good morning to both of you.

Mohandas Pai: Thank you Udayan, good morning.

Udayan: Mohan what is the call on the rupee, how do you..., what is the strategy in dealing with rupee in the next four quarters and what have you assumed in the guidance that you have given       .

Mohandas Pai: We have assumed the rupee dollar rate of 43.4, which was the closing rate as of 31st of March. We have about $203 million at 43.6 sold forward for the next four quarters. We have to look at more forward sales as we go along. Right now there are some regulatory constraints, which inhibit our ability to hedge properly or take up on a risk management policy, but we should expect the rupee to appreciate, in flows are very strong, so we need to watch out on this call.

Udayan: Basab we have heard from Mr. Murthy and Nandan on the foreign growth story      , what is this       , is there significant ramp up happening in the

face of       going around, also I read that      you have got two $50-million plus clients now. Are the big clients beginning to ramp up this year, is that the trend you see      ?

Basab Pradhan: We don’t see any       change inside the organizations, but the determination to go       .

Udayan: 30-31% volume growth in development seems like a fairly ambitious landmark. What is giving you this confidence, is it the new client addition that you are doing or some of your existing clients are actually giving you indications that their IT budgets could be significantly higher this year?

Basab Pradhan: Well, the global delivery model is now center stage in the IT services industry.....      .

Udayan: Mohan, what is the margin that you are looking       at      as you go into the new year      the kind of cost pressures that you envisaged for the next couple of quarters      purpose. What is the margin       .

Mohandas Pai: We estimate that our operating margins could be impacted by up to 100 basis points. Even though the gross profit level could be impacted by up to 250 basis points because of the rupee, but remember that the average drop in the rupee is about 5.7% compared to what we had last year, and that has an impact of 2.65% on our operating income. So the entire rupee impact is playing a role. On the wage increase       I think they have increased our compensation by about 17% on the like for like basis and this wage increase has been absorbed by the fact that we have paid a one time bonus last year. So the cumulative impact of both of this on the cost of revenues is about 2.5%, 250 basis points. We think that we could mitigate this by making sure that we get economies of scale. We think we can fix up      may be 200 basis points       by making sure that we are there. So net profit levels 50-100 basis points and that is what we have       right now, because pricing is stable. The third parameter about margins, pricing, that has remained stable for the last three quarters, and we have budgeted that will remain stable for the next four quarters.

Udayan: Kris is that the feeling that you are getting on the ground. The pricing will be up      for the next four quarters, are there any chances for the pricing moving and what is the downside       risk?

Kris Gopalakrishnan: The ability to increases prices will come back if we see salaries going up in the local markets, in the US Europe markets. We are watching the situation. It is also is partly driven by supply and demand for services and things like that. The last three quarters have said that the       pricing is stable and that is what we feel now. No re-negotiations or nothing like that is happening.

Udayan: Well, we need to take a break now. When we come back the same team continues with many more questions. Stay tuned we are still half way through the programme      .

Male Participant: Welcome back. You are watching Trade India on Bazar. What is happening with the markets, we have got the Sensex at 5770, that has gone up about 12 points, 13 points actually, 1850 on the NIFTY, and 51 million shares traded right now, not very heavy volumes actually, the declining       volumes almost      5:1 and the       issue is also 3:1. Well continuing our Board Room with Infosys management, we have got Nandan Nilekani, CEO and President, and of course we have also got Kris Gopalakrishnan, COO, and we also have Mohandas Pai of the board, and we have also the CFO and Basab Pradhan Senior VP       ahead of your       . Mohan, let me start out by talking to you strictly about the financials. Explain to us from the cost side, we have got a increased wages by 15-17%, we have got a scenario where economists are saying we have got to factor in about 5% appreciation of the rupee. How then do you keep your margins just a 100 basis points below what you are talking about unless you can increase your prices?

Mohandas Pai: Well our offshore salaries have gone up by about 17%, and the offshore salary increase have been counter-balanced with the fact that last year we had a one time payment of $23 million to employees as a bonus for achieving the target of billion dollar. To that extent with the wage increase will not have any material impact on increasing our cost. It is true that the rupee will have an impact. We assume 43.4. Our policy says that we must continue to hedge and I think we will hedge for a larger quantum for the entire year as compared with the earlier years. Yes it is a possibility that the rupee is appreciating, that is what we are seeing, and we see it going forward we will have to take some steps, let me explain the scenario to you now      . About 20% of our revenues are coming in the fourth quarter from currencies apart from the dollar. That means we have a counter balance for 40% of revenues. If the Euro goes up, the dollar comes down, they counter balance. So 60% of our revenues are exposed. Out of this 30% are staying in the same      currency. So 30% of the revenues ultimately come back to India. We need to hedge that. We are looking at various measures. We could also get the benefit of economies of scale. And in our guidance too we have not factored in the impact of any exchange variation. Last year, for instance, we had about 2.8% other income, which included about one time income, which came from exchange variations. In our guidance we have not assumed this 1%. So to that extent that we could counter balance there will be some balancing      , but yes we have to keep our eyes open for this issue.

Male Participant: Basab just let me just come to you on Infosys Consulting, walk us through some of the internal numbers you have worked out here, you know the general theory would be when you were walking into some of your clients that you are already selling them a service at a cost, so what would Consulting be doing different and why should the same client pay you double or triple of what he was already getting the work done? If you can just walk us through this and work up an internal revenue projection you have on Infosys Consulting.

Basab Pradhan: Let me not go into the internal revenue projection at this point. Let me just spend some time on how this adds value to what we are      currently offering in the market. We have been talking for a while about large-scale business transformation, for instance, with one of the things yet I      would like to be able to do. Infosys Consulting gives us the ability to sell and deliver our large-scale business transformation, so that you can connect what we are doing and what the client is spending with us with shareholder value, and that ability is really necessary for us to be able to do that, and if our client will be looking at the total value of what is provided to them as the services together and individual ratings we don’t think would be barrier.

Male Participant: Okay, Kris let me see if I can get you on this one. Progeon, why haven’t we seen the kind of ramp up one would have expected with the kind of client list you have, would you then look at a strategy similar to what Wipro did, which is look we can’t really ramp up on the BPO side, we will just buy one company who can do it for us?

Kris Gopalakrishnan: Actually if you look at Progeon, they have grown 400%. It is surely one of the fastest growing business process management companies around. You know they have done $17.4 million from about $3.5 million, that is significant growth actually.

Udayan: Basab, two$50 million client, do you get the sense that in the      couple of quarters we did not get       . What kind of visibility      for the next year while you were computing a guidance, what kind of visibility did you get from them?

Basab Pradhan: Our large clients, you know, let us say 5 million plus, 10 million plus, all of them have aggressive plans of expansion towards the ....in their business with us      with their share of wallets with us       ....important indicators      having those clients. So I think in the future we will have more $ 50 million plus      clients.

Udayan: Okay, Nandan, getting back on the cost side, what is happening with offshore wages       with the parent coming in, is there a term for offshore wages where they start going up significantly ...      programs. Does it mean that there is certain amount of cross push       happened on the salary side?

Nandan Nilekani: See actually I think, as Mohan mentioned, in the last years we gave $23 million, a special bonus to our employees and that cost is based into the financials of the results that we saw for the      last financial year. So when we give a 17% increase this year, it is really provided for by that one time bonus that we gave. So that 17% increase plus if the company does better there is a lot more variable pay, both these are more than adequate to provide against any kinds of employee cost going up. In fact, that whole thing has been structured very well and I think we are in a very good position to attract and retain our people.

Udayan: We can talk about a       ....you are      billion dollars plus right now      you are guiding 30% growth and a billion dollar revenues in dollar terms. Do you see the problem at all       or do you see something which is       ?

Nandan Nilekani: What is this base effect?

Udayan: On the billion dollars worth       ...  ....30%   .

Nandan Nilekani: See it is all about momentum and it is about creating a business platform. It is about being strategically placed where the business is coming. I think that is what we have done. We have created a business platform, we have the momentum, we have the brand, we are at the right place at the right time, so I think 30% growth in dollar terms is doable and that is reason why we have given this guidance. And as I said, we have set 30-31% growth in dollar terms, 27% growth in earnings front, and the       why the earnings growth is not the same as the top line growth is because about 4% of the earnings has been put in for the business investments. It is absolutely not driven pricing. It is driven by our investments into the future.

Male correspondent: Nandan let me just bring this question to you, obviously you know your numbers fresh, you can see forward, the question really is here, when you sit you back and look at the environment, you look at all your competitors now starting       and take the advantage of setting up bases in India, how long do you have before growth rate start to drop off from this 30% which we have right now.

Nandan Nilekani: I think the point is the reason that international companies are coming here is because everybody has caught on to the fact that the future business model is based out of our model, using India and global deliveyr. So in fact it shows that we are the leaders and they are following to catch up with us. Secondly, you know, just putting up subsidiaries in India is nothing, the real challenge that the incumbents face is the cost structures they have outside India, which they have to drastically reduce to be competitive with us, and that let me assure you is a great source of trauma and dislocation for all of them, which people in India have not really understood yet. I think, you will notice therefore that we have the ability to add capabilities like we have done with Infosys Consulting, why is it that four of the top consultants in the world have to come to work with Infosys, there is a message in that, that they have seen the future is in our model. So, I am extremely confident that we will be able to take on the challenges of these global players, and the fact that we are sitting here on a billion dollar revenue, giving a 30% guidance on top line, 27% guidance on earnings in dollar terms is a symbol of our confidence that we can take on the global players.

Male correspondent: All right. Nandan of course we are coming to a break, but thanks very much. We will be joined by Shibulal, member of the board and head of worldwide customer delivery when we come back. Do stay with us on the Infosys Boardroom      .

Male correspondent: Welcome back, you are still watching the Infosys Board Room live from Bangalore. The stock is still doing extremely well but the sensex is just about flat, that is pretty much range bound that how the market have been for the last few days. But individual stocks specifically in the IT sector are still doing extremely well. We have got S D Shibulal        joining in now and he has replaced Basab Pradhan who stepped out after saying what he had to say. Shibu, good morning, welcome back to the board room. Nandan, let me start with you on the guidance, last time I remember the day when the stocks had a 30% hammering because       said you would grow your bottom line by 13%, you delivered      50% this time around. You are saying 20% now, the markets will make 2 and 2 and make 22 out of it. When you said 13, you delivered 30, and you are saying 20 that is 40, won’t you factoring in terms of cushion, because 13 and 30 are so different numbers, did you actually go wrong in predicting the numbers or do you keep an adequate cushion, what is it?

Nandan Nilekani: No, I think last year when we gave the initial guidance, there were a certain number of things going on, if you remember, there was the Iraq war, there was a SARS issue in Asia, and number of other things which led us to believe that it would not be as much as we thought. But this time I think we have looked at all the issues and I think we have come to a very       judgment that it would be 30%. So I think that is what people should take.

Male correspondent: Okay. Shibu, let me ask you about, since you are head of global deliver, how does your delivery model change if at all in the light of the fact that you are getting into space like consulting, you have some top line consultants from the US and the fact that some of the MNCs are now coming into       setting up significant capacity, now this also you have deliberately pitched to some of your large clients.

Shibulal: Actually, well if you look at the corporate philosophy to       increase the depth and breadth of our services, we have added new services over the last few years, and today we get probably 20%+ of our revenue from new services which we have added over the last few years. So, we have to some extent perfected the art of increasing our company’s breadth and increasing our company’s depth. So, new additions including consulting have been in the same lines.       we will give it to the customer. It is an end to end experience system, we integrated end to end experience, this is what we are trying to       customers. Regarding MNCs coming to India and setting up shop, you know, competition has always been there,       Infosys we have always believed in competition because that allows us to continue our growth and you know get challenged to be better &      better. The area of, the competition allows us to be more innovative in the market place. On the employee front, even with all that, we continue to be number one in the country. We continue to attract      10s and 1000s of applications last quarter. For example, we got 200,000 and recruited 2000 people. So that seems to continue.

Male correspondent: Shibu, I don’t know if you are the right person to ask this question, but I wanted to get it out of the way, is there any major litigation that is pending out there from clients or otherwise in the US or any other market which could be material.

Shibulal: There are no customer litigations in progress      at this point in time.

Male correspondent: Okay. Let me just come down to you Mohan for a moment. You know, we were talking about the fact that, you know, many of the global competitors you have must correct their wage model, but then when they come into India, they continue with those wages and that puts a pressure on you to continue to increase wages. Give us an indication if you could, number 1, on the kind of attrition rates you have seen, and what are you are factoring in internally could be the increase in wages you may have to offer some of your top line people.

Mohandas Pai: Well, the attrition this year has been about 10.1-10.2%, which is in line with whatever we had in the first three quarters. About 50% of the people who left us unless they join other companies, there is no trend to say that they are joining any particular company. They are joining a whole lot of companies for various reasons. Sometimes, they start off their own company. On the issue of wages, let me break up the wage component       . At the entry level, wages have been flat. They have been flat last year, they have been flat this year because the supply of well qualified engineers is going up in India. We graduate 275,000 engineers every year. At the middle level, there is wage inflation, 15-20%, and the reasons are that with a growth rate of 30% or 25% for the industry, there is more demand for project managers. At the top level, there is not much of wage inflation except that we need to align. So, over the next two or three years, the people who joined the industry in fiscal 2000 and 2001 would get into 3 to 5 year bracket or maybe 5 to 7 year bracket, there will be many more project managers, and with everybody ramping up, the wage pressure in this area and the transit level may stabilize, and the specific level may go up. So the wage pressure issue over a period of next two years could show signs of stability. Global players have come       , yes, they have driven the      wages, but we have a variable, and if you take the total component, fixed plus variable, we are very competitive and we are attracting very good talent.

Male correspondent: Mohan, very quickly if you can, you know, I know I had this asked for Nandan, but I am going to repeat this, China and Australia, obviously you have standalone projects, give us an indication what do you plan to do in these two countries or what kind of growth rates can we expect here.

Mohandas Pai: Well, China is in the position of being a       . So, we think that this year, we will have a fund, an operating loss funding like about $2.6 million. Australia is making money of it’s own. It is best in class      company and showing very high growth rate and contributing to our bottom line this year too.

Male correspondent: Kris, very quickly, while you were      telling us that package implementation as a service offering has done significantly in this year, do you see the,

we have mixed up offerings leading to better margins       , are you moving to higher margin kind of service offerings       .

Kris Gopalakrishnan: No, definitely you know we prefer to move to higher margin services, but there is a requirement to make sure that we provide an end to end capability also to our clients, so it balances the margin requirements with respect to what the client is looking for. You know, clients are also looking for an intra system management services, system integration, so, but definitely, you know, we would continue to push high margin services. We will continue to push non-US revenues. So, if you look at our investment in Australia, it has actually shifted our revenue to little bit non-US. So, we will do that frankly.

Male correspondent: Well, we need to take another break, when we come back, Stephen Pratt of Infosys Consulting will also join us and we will get a peep into what Infosys is trying to do in the consulting space.

Male correspondent: You are watching trading day on Bazaar, continuing our Board Room of course with Infosys top management. We are now of course joined by some of the seniors of Infosys subsidiaries, we have got Akshaya       Bhargava of, of course, Progeon, we have also got Stephen Pratt of Infosys Consulting, and we have Gary from Infosys      of Australia. Let me just start out with you Akshaya      on Progeon, tell us, you know, the statement from Infosys that some major outsourcing orders are on hold, what does that mean, and how much of an impact could it have for you going forward.

Mr. Bhargava: We think a very      successful run with customers. As you know, we have added two new customers this quarter, taking the total customer count to 16. These are complex processes that have been outsourced, and the ramp up is necessary       because we are not in the call center business. We are in the genuine BPO business and that always takes time to ramp up. We have not seen any      major hold up with the ramp up itself.

Male correspondent: Stephen, let me just come to you on Infosys consulting, just walk us through how is your service offering different from some of the guys who have already been out there whether it is an EDS or any other competitor, and why would somebody pay more to use your services when you have already been as a company out there offering much cheaper services.

Stephen Pratt: Why? I think this is much different model. Actually this is the first time in the consulting industry where you have been able to get high world class management consulting integrated with a global delivery model. So, before the choice was you could either go with world class consulting and have a higher cost of delivery model, but what we offer for the first time is to have both together, and I think that is very new thing in our industry.

Male correspondent: Stephen, do you endorse this model, which Infosys has gone through not to have a front end      , which is in established 8th year, but to take on some of the top consultants like you and       . Do you think it will cut ice for some of the larger clients there?

Stephen Pratt: I think that is the way to do it, I mean, the way, you know, in the services business it is very sensitive to culture and developing people, and I think the initial way to get into consulting is to grow it organically, you can then establish cultural integration and a sense of working together and then you can scale up after that. I think that lot of companies who try to get into consulting by acquisition failed, but I think this is the smarter way to do it and that is why I am here.

Male correspondent:       , do you think Infosys the capability to lock horns with some of the larger consulting houses in US.

Stephen Pratt: Well, I think that what we are trying to do is on a project by project basis to be better than our competitors and offer      more value for our clients than our competitors. At this point, we are more interested in getting the model right and to maximize the good that we do for our clients. We want to have very very high quality consultants, very high quality technology delivery at lower cost than our competitors and I think that together will be better and once we get the model right then we will scale it up       .

Male correspondent: Akshaya      back on Progeon. We have been hearing rumors that we have lost Cisco as a client, is that true.

Mr. Bhargava: No, I have to absolutely say that is not true.

Male correspondent: Okay. Tell us      do you have any kind of guidance to share with us for next year in terms of numbers of streams and the kind of revenues you could actually deliver next year.

Mr. Bhargava: Well, as you know, we did 17.2 million in revenues this year, which is upto 100% from last year      . I think the guidance for next year is somewhere between       million, and ...

Male correspondent: This is clearly organic growth that you are gonna delivery....

Male Speaker: Purely organic growth, yes.

Male correspondent: Okay.       other time. Thank you very much gentleman       for joining in. So that is it, we have lots more questions for senior management      but try and complete the other time. Thanks very much for watching and this time       . See you next quarter.